Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Form S-1 (File No. TBD) of our audit report dated September 26, 2023, with respect to the balance sheet of Reagan Bosco International Company, Inc. as of June 30, 2023, and the related statement of operations, stockholders’ equity, and cash flows for the period from February 7, 2023 (inception) through June 30, 2023. Our report relating to those financial statements includes an emphasis of matter paragraph regarding substantial doubt as to the Company’s ability to continue as a going concern.

We also consent to the reference to us under the heading “Interest of Named Experts and Counsel” in such Offering Statement.

Spokane, Washington

September 26, 2023